System for Electronic Document Analysis and Retrieval

Project Detail for Project #: (01401247)

Other Issuer Cover Page

Project #: 01401247

Filing Type: Change of Auditor Filings

Issuer Name: 00009797 Rouge Resources Ltd.

Filing Subscriber Name: Douglas E. Eacrett

Subscriber Information

Contact

Contact: Douglas Eacrett

Tel: (604)689-5002 **Ext:**
Fax: (604)689-5003

Email ID: doug@eacrettlaw.com

Subscriber

Company Name: Douglas E. Eacrett

User Name:

Userid: aqgf0310

Recipient Agencies List

Recipient Agencies	Principal
British Columbia	X
Alberta (ASC)	

System for Electronic Document Analysis and Retrieval

Project Detail for Project #: (01401247)

Status List

Recipient Agencies	Status	Date / Time
British Columbia	Filed with SEDAR	04/02/2009 20:46:36
Alberta (ASC)	Filed with SEDAR	04/02/2009 20:46:36

Submission List

Submission #	Submission Type	Date / Time
00000001	Change of Auditor Filings	04/02/2009 20:46:36

Document List

Letter from former auditor
Access Public
Submission # 00000001
Client File Name C:\SEDARDOC\AMI-FormerAuditorLetter-0409.pdf

Notice
Access Public
Submission # 00000001
Client File Name C:\SEDARDOC\AMI-Notice-Auditor-NI51-102.pdf

Letter from successor auditor
Access Public
Submission # 00000001
Client File Name C:\SEDARDOC\AMI-SuccessorAuditorLetter-0409.pdf